UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces payment date for Ps. 2,000 million dividend

Mexico City, Mexico, December 2, 2021.—Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (BMV: OMA; NASDAQ: OMAB), announces that in accordance with the resolutions adopted by its Annual General Ordinary Shareholders’ Meeting, held on April 21, 2021 with regards to the approval of a cash dividend of up to Ps.2,000,000,000.00 (Two billion Pesos and 00/100), the Board of Directors with the power delegated by the Shareholders’ Meeting, has determined the payment of a cash dividend of Ps.2,000,000,000.00 (Two billion Pesos and 00/100) to be paid in a single installment of Ps.5.126738671 per share.

Payment will be made on December 14, 2021 against delivery of coupon number 3. Payment will be made at the offices of the share depositary, S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. (INDEVAL), Reforma No. 255, 3er. piso, Colonia Cuauhtémoc, Delegación Cuauhtémoc, 06500 Mexico City, Mexico.

Payment will be made to shareholders registered in OMA’s share registry maintained by INDEVAL, or to others who evidence their ownership of shares or certificates in accordance with Mexico’s Securities Markets Law.

The record date for payment for owners of shares will be December 13, 2021.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA's airports serve Monterrey, Mexico's third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•      Webpage http://ir.oma.aero

•      Twitter http://twitter.com/OMAeropuertos

•      Facebook https://www.facebook.com/OMAeropuertos

OMA Calls Shareholders' Meeting

Mexico City, Mexico, December 2, 2021.—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), has published a call for an Extraordinary and Ordinary Shareholders' Meeting to be held on December 22, 2021.

Additional information with regards to the agenda items is being provided to shareholders by clicking http://avisos.oma.aero/9.Comunicados2021/Asamblea/OMA_suplemental_information_dec_vf.pdf.

The translation of the full text of the meeting call follows:

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

SHAREHOLDERS’ MEETING CALL

The Board of Directors of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Company”), in compliance with articles 28, section IV of the Mexican Securities Law (“Ley del Mercado de Valores”), and in accordance with Articles 181, 182, 183, 186, and 187 of the Mexican General Law of Corporations (“Ley General de Sociedades Mercantiles”) and articles Thirty Four, Thirty Five and Thirty Six of the Bylaws of the Company, hereby CALLS its shareholders to attend the General Extraordinary and Ordinary Shareholders’ Meeting, which will be held at 10:00am on the 22nd day of December, 2021, in Salón Residencia 5, of the Hyatt Regency Hotel, located at Campos Elíseos No. 204, Polanco V Sección, C.P. 11560, Delegación Miguel Hidalgo, Mexico City, Mexico where the following matters will be attended:

GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING AGENDA

I.	Discussion and in its case, approval to amend the language of Article Eighteenth, numeral twenty five, section b), subsection (ii) of the bylaws of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., and adoption of resolutions thereof.

II.	Appointment of Special Delegates.

GENERAL ORDINARY SHAREHOLDERS’ MEETING AGENDA

I.	Discussion and in its case, approval of a dividend payment to shareholders of the Company. Resolutions thereof.

II.	Appointment of Special Delegates.

In order to be entitled to attend the Shareholders’ Meeting, shareholders shall obtain an entry pass issued and delivered by the Secretary of the Company at the address set forth below, starting the fourth business day prior to the meeting date, in accordance with the following terms:

a.	Shareholders must be registered in the Share Registry of the Company or validate the ownership of their shares or certificates pursuant to Articles 290 and 293 of the Mexican Securities Law. The Share Registry will be closed to new entries three days prior to the date of the Shareholders’ Meeting and on the day of such Meeting.
b.	Shareholders shall deposit their share certificates as provided in paragraph (a) above, at the offices of the Company set forth below, or at S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or at any national or foreign banking institution, and shall present to the Company the deposit receipt issued by the respective institution for such purposes.
c.	Shareholders may attend the Shareholders’ Meeting in person or through authorized representatives, using a proxy form in accordance with Article 49, section III of the Mexican Securities Law, or any other method of representation authorized by law; therefore, the shareholders shall, as appropriate, in addition to the deposit receipt mentioned in paragraph (b) above, include the proxy form referred to herein. Such proxy form is available at the address set forth below.
d.	Brokerage firms and other financial institutions shall, for purposes of obtaining an entry pass, present a list that contains the name, address, and nationality of each shareholder and the number of shares represented, duly signed by the officer responsible for the preparation of the list.

The share certificates duly deposited with the Secretary of the Board of Directors by the shareholders or their representatives for attendance purposes will be returned after the adjournment of the Meeting in exchange for the deposit receipts issued to the shareholders or their representatives.

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Please note that the proxy form, entry passes, and supporting documentation related to the matters listed in the Agenda shall be available to the shareholders at Sala de Juntas of the 5th floor located at Av. Patriotismo 201, Colonia San Pedro de los Pinos, Código Postal 03800, Mexico City, as of December 15, from 9:00 AM to 1:00 PM and from 2:00 PM to 6:00 PM.

The Company will implement adequate measures in order to guard all prevention protocols as a result of the current health contingency. The venue where the event will take place, will be spacious so that attendees maintain safe distance.

The Company will inform on a timely manner, in the event any legal provision is issued which requires us to modify the content of the present call.

Mexico City, on the 2nd day of December, 2021

/s/ Diego Quintana Kawage

Chairman of the Board of Directors

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About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA's airports serve Monterrey, Mexico's third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•      Webpage http://ir.oma.aero

•      Twitter http://twitter.com/OMAeropuertos

•      Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated December 2, 2021